EXHIBIT 99.1

Osisko Development Reports Fourth Quarter and Year-End 2022 Results

(All monetary references are expressed in Canadian dollars, unless otherwise indicated)

MONTREAL, March 24, 2023 (GLOBE NEWSWIRE) -- Osisko Development Corp. (NYSE: ODV, TSXV: ODV) ("Osisko Development" or the "Company") is pleased to report its financial and operating results for the three and twelve months ended December 31, 2022.

Sean Roosen, Chairman and CEO, commented, "2022 was a transformational year for the company with the addition of another cornerstone asset, the Tintic Project, to our portfolio of advanced stage brownfield projects in top-tier mining jurisdictions, facilitated by strong shareholder support in our financing efforts. Within only six months of the acquisition, we successfully delineated an initial mineral resource at the underground Trixie deposit with headline gold grades that compare favourably with some of the top high-grade underground gold mines globally, while reflecting a limited footprint of the historically defined mineralized zones and offering significant exploration upside potential for years to come.

At Cariboo, we delivered a Feasibility Study with a robust base case, which is a major project milestone as we continue to advance the permitting process in 2023. We believe Cariboo is one of the few remaining undeveloped gold projects in Canada capable of delivering meaningful, Tier I production scale, while minimizing its environmental footprint and possessing all the hallmarks of a generational asset in a prospective mining district.

We look forward to accelerating our exploration efforts in 2023 as we progress development at Trixie and seek to extend mineralization beyond currently known zones, and focus on other high-priority precious and base metal targets on our sprawling >17,000-acre wholly-owned Tintic property, including commencing a deep-drill campaign to target porphyry potential."

Q4 AND FY 2022 HIGHLIGHTS

Operating and financial updates:

  7,706 ounces of gold sold by the Company during the fourth quarter (26,875 ounces of gold sold in 2022), comprising:
    3,951 ounces of gold sold from the Trixie test mine ("Trixie") located within the Company's wider Tintic Project (7,558 ounces of gold sold since the date of acquisition of May 27, 2022);
    3,755 ounces of gold sold from the San Antonio Gold Project ("San Antonio") stockpile processing via heap leach (11,863 ounces of gold sold in 2022);
    Fourth quarter production figures do not include any production of gold from the Company's Bonanza Ledge II project ("BL2") located within the Cariboo Gold Project ("Cariboo"), which has been in care and maintenance since June 2022 (7,454 ounces of gold sold from BL2 in 2022).
  $19.2 million in revenues generated from operating activities at Trixie and San Antonio in the fourth quarter ($64.0 million in 2022).
  $255.5 million in gross proceeds received from private placements of common shares and warrants in 2022 (refer to Financings in the Company's MD&A (as defined herein)).
  US$20.0 million in cash proceeds received from the closing of a stream on metals produced from the Tintic Project (refer to news release dated September 26, 2022).
  As at December 31, 2022, the Company had approximately $105.9 million in cash.
  Non-cash impairments of $59.0 million and $81.0 million were recorded during 2022 for Barkerville Gold Mines Ltd. which holds Cariboo (Q4 2022) and Sapuchi Minera S. de R.L: de C.V. ("Sapuchi Minera"), which holds San Antonio (Q3 2022), respectively, to record the projects at their net realizable values.
  On April 26, 2022, the shareholders and Board of Directors of the Company approved a share consolidation on a 3 for 1 basis, which was completed effective May 4, 2022.

Tintic Project – Utah, U.S.A. (100%-owned)

  Approximately 62% of the 1,390 meter ("m") (or 4,550 feet ("ft.")) Trixie portal and underground decline ramp has been completed to date (48% as at December 31, 2022).
  Target to ramp up processing capacity to 500 short tons per day subject to completion of required mine and mill infrastructure upgrades.
  As previously disclosed, certain test mining activities at Trixie were temporarily put on hold in December 2022 to complete upgrades to the mining infrastructure.
  In 2022, the Company completed 28 surface reverse circulation ("RC") drill holes near Trixie totalling approximately 8,442 m (27,700 ft.) and 62 underground diamond drill ("DD") holes in the 625 level at Trixie totalling approximately 3,232 m (10,060 ft.) using two surface RC rigs and two underground diamond drill rigs. As at December 31, 2022, assays have been received for 8 RC drill holes and 14 DD holes. The Company expects to release assay results for the remaining RC and DD drill holes once completed. Select assay results highlights included (see news release dated January 11, 2023):
    264 grams per tonne ("g/t") gold ("Au") and 511 g/t silver ("Ag") over 1.22 m in hole TUG-625-065 (7.70 ounces per short ton ("oz/t") Au and 14.90 oz/t Ag over 4.00 ft.);
    65.50 g/t Au and 84.30 g/t Ag over 1.22 m in hole TUG-625-069 (1.91 oz/t Au and 2.46 oz/t Ag over 4.00 ft.);
    43.00 g/t Au and 41.80 g/t Ag over 1.52 m (1.25 oz/t Au and 1.22 oz/t Ag over 5.00 ft.) located 15 m (49 ft.) up dip in the T2 structure.
  In 2022, the Company disclosed several sampling assay results from its ongoing underground exploration program. Select assay results highlights included (see news releases dated July 7, 2022 and November 30, 2022):
    4,757.4 g/t Au and 528.9 g/t Ag over 1.22 m (138.8 oz/t Au,15.4 oz/t Ag over 4 ft.);
    5,197.8 g/t Au and 6,698.97 g/t Ag over 0.61 m (151.6 oz/t Au,195.4 oz/t Ag over 2 ft.);
    2,724.0 g/t Au and 215.12 g/t Ag over 1.68 m (79.5 oz/t Au, 6.3 oz/t Ag over 5.5 ft.);
    2,771.97 g/t Au and 2,269.69 g/t Ag over 1.37 m (80.9 oz/t Au, 66.2 oz/t Ag over 4.5 ft.).
  In January 2023, the Company announced an initial mineral resource ("MRE") for the underground Trixie deposit ("Trixie MRE") in accordance with National Instrument 43-101 – Standards of Disclosure for Mineral Projects ("NI 43-101"). On January 31, 2023, the Company filed a technical report, in accordance with NI 43-101, in relation to the Trixie MRE. For further information regarding Trixie and Trixie MRE, refer to Technical Reports.

Cariboo Gold Project – British Columbia, Canada (100%-owned)

  In 2022, a total of 6,500 m were drilled on Cariboo as part of the infill and exploration drilling program at the Lowhee Zone. Drilling commenced in March 2022 and was completed in July 2022. A total of 27 holes were drilled at closely spaced 12.5 m intervals within the area proposed for the bulk sample and nearby high priority areas to improve confidence in the model. Select assay results highlights included (see news releases dated November 15, 2022):
    55.20 g/t Au over 0.50 m in hole BM-22-018;
    11.91 g/t Au over 6.60 m in hole BM-22-022.
  The Company completed a Feasibility Study ("FS") on Cariboo dated January 10, 2023 (amended January 12, 2023) with an effective date of December 30, 2022 (the "Cariboo FS"), which contemplates a staged, lower capital intensity project design with scalable infrastructure to account for the current global inflationary environment. Management believes that this approach to developing Cariboo may mitigate development capital intensity risks while providing an opportunity to maximize margins. The Company anticipates that the potential development of Cariboo may provide a basis for progress towards the establishment of a broader mining district camp, including development of multiple deposits over several trends totalling approximately 80 km of mineralization. For further information regarding Cariboo and the Cariboo FS refer to Technical Reports.
  The Company anticipates receiving the Environmental Assessment Certificate by Q3 2023 and permits by Q1 2024.

San Antonio Gold Project – Sonora State, Mexico (100%-owned)

  In the first quarter of 2022, Sapuchi Minera commenced processing its stockpile inventory through sodium cyanide heap leach pads and carbon-in-column processing plant. The Company realized its first gold sales in the third quarter of 2022. The Company sold 11,863 ounces of gold from the San Antonio heap leach pad for the year ended December 31, 2022.
  In June 2022, the Company announced an initial MRE for San Antonio ("San Antonio MRE") in accordance with NI 43-101. On June 20, 2022, the Company filed a technical report, in accordance with NI 43-101, in relation to the San Antonio MRE. For further information regarding San Antonio and the San Antonio MRE, refer to Technical Reports.
  The Company has been advancing various permitting activities since 2020. These activities consist of obtaining the permits for the Environmental Impact Manifest (or Manifestacion de Impacto Ambiental ("MIA")) and the change of use of land, while continuing the work required to complete the environmental baseline study. All documentation required for the change of use land and EA permits were filed and the Company was awaiting the granting of these two permits by the Mexican government.
  In early December 2022, the director of SEMARNAT announced that it would suspend further issuances of environmental permits for open pit operations. To ensure that San Antonio would not be further delayed on the granting of the permits, management withdrew both permit applications with the intent to refile once a clear approval process is in place.
  The Company continues to focus its efforts on the remaining stockpile processing while it awaits next steps from the government of Mexico with respect to the permitting process at San Antonio.

SUBSEQUENT TO 2022 YEAR-END

  On March 14, 2023, the Company announced a proposed reduction of the exercise price of the common share purchase warrants issued in 2022 in connection with brokered (closing on March 2, 2022) and non-brokered private placements (closing in tranches on March 4, 2022, March 29, 2022 and April 21, 2022). For further details, refer to news release dated March 14, 2023. The warrant amendment was completed on March 17, 2023.
  On March 2, 2023, the Company completed a bought deal public offering of an aggregate of 7,841,850 units of the Company (the "Units") at a price of $6.60 per Unit, for aggregate gross proceeds of approximately $51.8 million, including the full exercise of the over-allotment option. Each Unit is comprised of one common share of the Company and one common share purchase warrant of the Company.

Consolidated Financial Statements

The Company's audited consolidated financial statements (the "Financial Statements") and management's discussion and analysis ("MD&A") for the years ended December 31, 2022 and December 31, 2021, are available on the Company's website at www.osiskodev.com and on SEDAR (www.sedar.com) under Osisko Development's issuer profile.

Qualified Persons

The scientific and technical information contained in this news release has been reviewed and approved by Maggie Layman, P.Geo., Vice President, Exploration of Osisko Development, and François Vézina, ing., P.Eng., MBA, Senior Vice President, Project Development, Technical Services and Environment, each of whom is a "qualified person" within the meaning of NI 43-101.

Technical Reports

Information relating to the Tintic Project and the Trixie MRE is supported by the technical report titled "NI 43-101 Technical Report, Initial Mineral Resource Estimate for the Trixie Deposit, Tintic Project, Utah, United States of America", dated January 27, 2023 (with an effective date of January 10, 2023) prepared for the Company by independent representatives of Micon International Limited (the "Tintic Technical Report"). Reference should be made to the full text of the Tintic Technical Report, which was prepared in accordance with NI 43-101 and is available electronically on SEDAR (www.sedar.com) and on EDGAR (www.sec.gov) under Osisko Development's issuer profile and on the Company's website at www.osiskodev.com.

Information relating to Cariboo and the Cariboo FS is supported by the technical report titled "Feasibility Study for the Cariboo Gold Project, District of Well, British Columbia, Canada", dated January 10, 2023 (amended January 12, 2023) with an effective date of December 30, 2022) prepared for the Company by independent representatives BBA Engineering Ltd. and supported by independent consulting firms, including InnovExplo Inc., SRK Consulting (Canada) Inc., Golder Associates Ltd. (amalgamated with WSP Canada Inc. on January 1, 2023, to form WSP Canada Inc.), WSP USA Inc., Falkirk Environmental Consultants Ltd., Klohn Crippen Berger Ltd., KCC Geoconsulting Inc., and JDS Energy & Mining Inc. (the "Cariboo Technical Report"). Reference should be made to the full text of the Cariboo Technical Report, which was prepared in accordance with NI 43-101 and is available electronically on SEDAR (www.sedar.com) and on EDGAR (www.sec.gov) under Osisko Development's issuer profile and on the Company's website at www.osiskodev.com.

Information relating to San Antonio is supported by the technical report titled "NI 43-101 Technical Report for the 2022 Mineral Resource Estimate on the San Antonio Project, Sonora, Mexico", dated July 12, 2022 (with an effective date of June 24, 2022) prepared for the Company by independent representatives of Micon International Limited (the "San Antonio Technical Report", collectively with the Trixie Technical Report and Cariboo Technical Report, the "Technical Reports"). Reference should be made to the full text of the San Antonio Technical Report, which was prepared in accordance with NI 43-101 and is available electronically on SEDAR (www.sedar.com) and on EDGAR (www.sec.gov) under Osisko Development's issuer profile and on the Company's website at www.osiskodev.com.

About Osisko Development Corp.

Osisko Development Corp. is a premier North American gold development company focused on high-quality past-producing properties located in mining friendly jurisdictions with district scale potential. The Company's objective is to become an intermediate gold producer by advancing its 100%-owned Cariboo Gold Project, located in central B.C., Canada, the Tintic Project in the historic East Tintic mining district in Utah, U.S.A., and the San Antonio Gold Project in Sonora, Mexico. In addition to considerable brownfield exploration potential of these properties, that benefit from significant historical mining data, existing infrastructure and access to skilled labour, the Company's project pipeline is complemented by other prospective exploration properties. The Company's strategy is to develop attractive, long-life, socially and environmentally sustainable mining assets, while minimizing exposure to development risk and growing mineral resources.

For further information, please contact Osisko Development Corp.:

Sean Roosen	Philip Rabenok
Chairman and CEO	Director, Investor Relations
Email: sroosen@osiskodev.com	Email: prabenok@osiskodev.com
Tel: +1 (514) 940-0685	Tel: +1 (437) 423-3644

CAUTIONARY STATEMENTS

Cautionary Statement Regarding Estimates of Mineral Resources

This news release uses the terms measured, indicated and inferred mineral resources as a relative measure of the level of confidence in the resource estimate. Readers are cautioned that mineral resources are not mineral reserves and that the economic viability of resources that are not mineral reserves has not been demonstrated. The mineral resource estimate disclosed in this news release may be materially affected by geology, environmental, permitting, legal, title, socio-political, marketing or other relevant issues. The mineral resource estimate is classified in accordance with the Canadian Institute of Mining, Metallurgy and Petroleum's "CIM Definition Standards on Mineral Resources and Mineral Reserves" incorporated by reference into NI 43-101. Under NI 43-101, estimates of inferred mineral resources may not form the basis of feasibility or pre-feasibility studies or economic studies except for preliminary economic assessments. Readers are cautioned not to assume that further work on the stated resources will lead to mineral reserves that can be mined economically.

Cautionary Statement Regarding Test Mining Without Feasibility Study

The Company cautions that the decision to commence small-scale underground mining activities and batch vat leaching at the Trixie test mine has been made without the benefit of a feasibility study, or reported mineral resources or mineral reserves, demonstrating economic and technical viability, and, as a result there may be increased uncertainty of achieving any particular level of recovery of material or the cost of such recovery. The Company cautions that historically, such projects have a much higher risk of economic and technical failure. Small scale test-mining at Trixie was suspended in December 2022, if and when test mining re-commences there is no guarantee that production will continue as anticipated or at all or that anticipated production costs will be achieved. The failure to continue production may have a material adverse impact on the Company's ability to generate revenue and cash flow to fund operations. Failure to achieve the anticipated production costs may have a material adverse impact on the Company's cash flow and potential profitability. In continuing current operations at Trixie after closing, the Company will not be basing its decision to continue such operations on a feasibility study, or reported mineral resources or mineral reserves demonstrating economic and technical viability. The Company cautions that mining at Trixie could be suspended at any time.

Cautionary Statement to U.S. Investors

The Company is subject to the reporting requirements of the applicable Canadian securities laws, and as a result reports information regarding mineral properties, mineralization and estimates of mineral reserves and mineral resources, including the information in the Technical Reports, the Financial Statements, MD&A and this news release, in accordance with Canadian reporting requirements, which are governed by NI 43-101. As such, such information concerning mineral properties, mineralization and estimates of mineral reserves and mineral resources, including the information in the Technical Reports, the Financial Statements, MD&A and this news release, is not comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements of the U.S. Securities and Exchange Commission ("SEC").

CAUTION REGARDING FORWARD LOOKING STATEMENTS

Certain statements contained in this news release may be deemed "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and "forward-looking information" within the meaning of applicable Canadian securities legislation. These forward‐looking statements, by their nature, require Osisko Development to make certain assumptions and necessarily involve known and unknown risks and uncertainties that could cause actual results to differ materially from those expressed or implied in these forward‐looking statements. Forward‐looking statements are not guarantees of performance. Words such as "may", "will", "would", "could", "expect", "believe", "plan", "anticipate", "intend", "estimate", "continue", or the negative or comparable terminology, as well as terms usually used in the future and the conditional, are intended to identify forward‐looking statements. Information contained in forward‐looking statements is based upon certain material assumptions that were applied in drawing a conclusion or making a forecast or projection, including the assumptions, qualifications and limitations of the results of the Technical Reports; management's perceptions of historical trends, current conditions and expected future developments; the utility and significance of historic data, including the significance of the district hosting past producing mines; future mining activities; the unique mineralization at Trixie or the robust and production scale at Cariboo; the potential of high grade gold mineralization on Trixie and Cariboo; the results (if any) of further exploration work to define and expand mineral resources; the ability of exploration work (including drilling) to accurately predict mineralization; the ability to generate additional drill targets; the ability of management to understand the geology and potential of the Company's properties; the ability of the Company to expand mineral resources beyond current mineral resource estimates; the timing and ability of the Company to complete upgrades to the mining infrastructure at Trixie (if at all); the timing of resumption of test mining activities at Trixie; the timing and ability of the Company to ramp up processing capacity at Trixie to 500 short tons per day (if at all); the ability of the Company to complete its exploration objectives for its projects in 2023 in the timing contemplated (if at all); the ongoing advancement of the deposits on the Company's properties; the deposit remaining open for expansion at depth and down plunge; the ability to realize upon any mineralization in a manner that is economic; the Cariboo project design and ability and timing to complete infrastructure at Cariboo (if at all); the ability and timing for Cariboo to reach commercial production (if at all); the ability to adapt to changes in gold prices, estimates of costs, estimates of planned exploration and development expenditures; the ability of the Company to obtain further capital on reasonable terms; the profitability (if at all) of the Company's operations; the Company being a well-positioned gold development company in Canada, USA and Mexico; the ability and timing for the permitting at San Antonio; the impact of permitting delays at San Antonio; sustainability and environmental impacts of operations at the Company's properties; as well as other considerations that are believed to be appropriate in the circumstances, and any other information herein that is not a historical fact may be "forward looking information". Material assumptions also include, management's perceptions of historical trends, the ability of exploration (including drilling) to accurately predict mineralization, budget constraints and access to capital on terms acceptable to the Company, current conditions and expected future developments, results of further exploration work to define or expand any mineral resources, as well as other considerations that are believed to be appropriate in the circumstances. Osisko Development considers its assumptions to be reasonable based on information currently available, but cautions the reader that their assumptions regarding future events, many of which are beyond the control of Osisko Development, may ultimately prove to be incorrect since they are subject to risks and uncertainties that affect Osisko Development and its business. Such risks and uncertainties include, among others, risks relating to capital market conditions and the Company's ability to access capital on terms acceptable to the Company for the contemplated exploration and development at the Company's properties; the ability to continue current operations and exploration; regulatory framework and presence of laws and regulations that may impose restrictions on mining; the ability of exploration activities (including drill results) to accurately predict mineralization; errors in management's geological modelling; the ability to expand operations or complete further exploration activities; the timing and ability of the Company to obtain required approvals and permits; the results of exploration activities; risks relating to exploration, development and mining activities; the global economic climate; metal and commodity prices; fluctuations in the currency markets; dilution; environmental risks; and community, non-governmental and governmental actions and the impact of stakeholder actions. Readers are urged to consult the disclosure provided under the heading "Risk Factors" in the Company's annual information form for the year ended December 31, 2021 as well as the Financial Statements and MD&A which have been filed on SEDAR (www.sedar.com) under Osisko Development's issuer profile and on the SEC's EDGAR website (www.sec.gov), for further information regarding the risks and other factors applicable to the exploration results. Although the Company's believes the expectations conveyed by the forward-looking statements are reasonable based on information available as of the date hereof, no assurances can be given as to future results, levels of activity and achievements. The Company disclaims any obligation to update any forward-looking statements, whether as a result of new information, future events or results or otherwise, except as required by law. Forward-looking statements are not guarantees of performance and there can be no assurance that these forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this news release. No stock exchange, securities commission or other regulatory authority has approved or disapproved the information contained herein.